SECURITIES & EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------

                                  SCHEDULE 13G
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
                              PURSUANT TO 13d-2(b)

                               (Amendment No. 1)*


                               Essex Rental Corp.
                       (f/k/a Hyde Park Acquisition Corp.)
                                (Name of Issuer)


                    Common Stock, Par Value $0.0001 per share
                         (Title of Class of Securities)


                                    448638106
                                 (CUSIP Number)


                                December 31, 2008
             (Date of event which requires filing of this statement)


     Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

     [ ]  Rule 13d-1(b)
     [x]  Rule 13d-1(c)
     [ ]  Rule 13d-1(d)



                               (Page 1 of 5 Pages)
---------------
     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 448638106                  13G/A               Page 2 of 5 Pages


-----------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSONS (ENTITIES ONLY)
            JANA PARTNERS LLC
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                   (a) [ ]
                                                                   (b) [ ]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION
            DELAWARE
-----------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    249,000
SHARES         --------------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                    0
OWNED BY       --------------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                    249,000
REPORTING      --------------------------------------------------------------

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    0
-----------------------------------------------------------------------------
     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
            249,000
-----------------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES **                       [ ]
-----------------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
            1.8%
-----------------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON **
                       IA
-----------------------------------------------------------------------------
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 448638106                  13G/A               Page 3 of 5 Pages


Item 1(a).      Name of Issuer:
                Essex Rental Corp. (f/k/a Hyde Park Acquisition Corp.)

Item 1 (b).     Address of Issuer's Principal Executive Offices:
                1110 Lake Cook Road, Suite 220
                Buffalo Grove, Illinois

Item 2 (a).     Name of Person Filing:
                JANA Partners LLC

Item 2 (b).     Address of Principal Business Office or, if None, Residence:
                767 Fifth Avenue, 8th Floor
                New York, NY 10153

Item 2 (c).     Citizenship:

                This Statement is filed by JANA Partners LLC, a Delaware limited liability company. JANA Partners LLC is a private money management firm which holds the Common Stock of the Issuer in various accounts under its management and control. The principals of JANA Partners LLC, Barry Rosenstein and Gary Claar, are U.S. citizens.

Item 2 (d).     Title of Class of Securities:

                Common Stock, par value $0.0001 per share

Item 2 (e).     CUSIP No:

                448638106

Item 3. If this statement is filed pursuant to Sec. 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

        (a)  [ ]   Broker or dealer registered under Section 15 of the Act,

        (b)  [ ]   Bank as defined in Section 3(a)(6) of the Act,

        (c)  [ ]   Insurance Company as defined in Section 3(a)(19) of the
                   Act,

        (d)  [ ]   Investment Company registered under Section 8 of the
                   Investment Company Act of 1940,

        (e)  [ ]   Investment Adviser in accordance with Rule
                   13d-1(b)(1)(ii)(E),

        (f)  [ ]   Employee Benefit Plan or Endowment Fund in accordance
                   with Rule 13d-1(b)(1)(ii)(F),

        (g)  [ ]   Parent Holding Company or control person in accordance
                   with Rule 13d-1(b)(1)(ii)(G),

        (h)  [ ]   Savings Association as defined in Section 3(b) of the
                   Federal Deposit Insurance Act,


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CUSIP No. 448638106                  13G/A               Page 4 of 5 Pages



        (i)  [ ]   Church Plan that is excluded from the definition of an
                   investment company under Section 3(c)(14) of the Investment
                   Company Act of 1940,

        (j)  [ ]   Group, in accordance with Rule 13d-1(b)(1)(ii)(J).


Item 4.  Ownership

(a)     Amount beneficially owned: 249,000
(b)     Percent of Class: 1.8%
(c)     Number of shares as to which JANA Partners LLC has:
            (i)    Sole power to vote or to direct the vote: 249,000
            (ii)   Shared power to vote or to direct the vote: 0
            (iii)  Sole power to dispose or to direct the disposition: 249,000
            (iv)   Shared power to dispose or to direct the disposition of: 0

Item 5. Ownership of Five Percent or Less of a Class.
        If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [X].

Item 6. Ownership of More than Five Percent on Behalf of Another Person. Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Reported on the Parent Holding Company.
         Not Applicable.

Item 8.  Identification and Classification of Members of the Group.
         Not Applicable.

Item 9.  Notice of Dissolution of Group.
         Not Applicable.

CUSIP No. 448638106                  13G/A               Page 5 of 5 Pages


Item 10.      Certification.

         The Reporting Person hereby makes the following certification:

             By signing below we certify that, to the best of our knowledge and belief, the securities referred to above were not acquired and are not being held for the purpose of or with the effect of changing or influencing the control of the issuer of such securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, we each certify that the information set forth in this statement is true, complete, and correct.


DATED:  February 17, 2009




                                  JANA PARTNERS LLC


                                  By: /s/ Barry Rosenstein
                                      -------------------------------------
                                      Barry Rosenstein
                                      Managing Partner


                                  By: /s/ Gary Claar
                                      -------------------------------------
                                      Gary Claar
                                      General Partner